UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 61951 / April 21, 2010

ADMINISTRATIVE PROCEEDING
File No. 3-13803

In the Matter of	:
	:
PLANET EARTH RECYCLING, INC.,	:
POTOMAC ENERGY CORP.,	:
POWER PLUS CORP.	:
(N/K/A PPC CAPITAL CORP.),	: ORDER MAKING FINDINGS
PRECISION PLASTICS MOLDING, INC.,	: AND REVOKING REGISTRA-
PRESIDIO OIL CO.	: TIONS BY DEFAULT AS TO
(N/K/A ENCANA OIL & GAS (USA), INC.),	: EIGHT RESPONDENTS
PRESS REALTY ADVISORS CORP.,	:
PRISM GROUP, INC.,	:
PROMOTIONAL CONCEPTS, INC.	:
(A/K/A TARTAM, INC.), and	:
PURCELL ENERGY LTD.	:
(N/K/A POINT NORTH ENERGY LTD. AND	:
F/K/A BELAIR ENERGY CORP.) :	

The Securities and Exchange Commission (Commission) issued its Order Instituting Proceedings (OIP) on March 3, 2010, pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act). The Division of Enforcement (Division) and the Office of the Secretary have provided evidence that the Commission delivered or attempted to deliver the OIP to Respondents by March 15, 2010, in a manner that complies with Rule 141 of the Commission's Rules of Practice.

The Commission accepted a settlement offer from Respondent Presidio Oil Co. (n/k/a Encana Oil & Gas (USA), Inc.) on March 22, 2010. The time for filing an Answer has expired as to all other Respondents and no Answers have been received. Accordingly, these eight Respondents are in default. See Rules 155(a) and 220(f) of the Commission's Rules of Practice. As authorized by Rule of Practice 155(a), the following allegations of the OIP are deemed to be true.

Planet Earth Recycling, Inc. (Planet Earth) (CIK No. 1083722), is a revoked Nevada corporation located in Langley, British Columbia, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Planet Earth is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001. As of February 22, 2010, the company's stock (symbol PERI) was traded on the over-the-counter markets.

Potomac Energy Corp. (Potomac) (CIK No. 316643) is a suspended Oklahoma corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Potomac is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2000, which reported a net loss of $379,301 for the prior nine months.

Power Plus Corp. (n/k/a PPC Capital Corp.) (Power Plus) (CIK No. 853444) is an Alberta corporation located in Markham, Ontario, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Power Plus is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended April 30, 2000, which reported a net loss of $151,362 for the prior three months. As of August 28, 2009, the company's stock (symbol PRPS) was traded on the over-the-counter markets.

Precision Plastics Molding, Inc. (Precision Plastics) (CIK No. 1133145), is a revoked Nevada corporation located in Mesa, Arizona, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Precision Plastics is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended September 30, 2001, which reported a net loss of $86,227 for the prior three months.

Press Realty Advisors Corp. (Press Realty) (CIK No. 1110441) is a revoked Nevada corporation located in Salt Lake City, Utah, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Press Realty is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-Q for the period ended March 31, 2001, which reported a net loss of $283,556 for the prior nine months.

Prism Group, Inc. (Prism Group) (CIK No. 856981), is a dissolved Florida corporation located in Woodinville, Washington, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Prism Group is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended June 30, 1996, which reported a net loss of over $1.5 million for the prior six months.

Promotional Concepts, Inc. (a/k/a Tartam, Inc.) (Promotional Concepts) (CIK No. 1122153), is a permanently revoked Nevada corporation located in Las Vegas, Nevada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g).

Promotional Concepts is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended March 31, 2001, which reported a net loss of $16,110 for the prior three months.

Purcell Energy Ltd. (n/k/a Point North Energy Ltd.) (CIK No. 1268519) (f/k/a Belair Energy Corp.) (CIK No. 856065) (Purcell) is an Alberta corporation located in Calgary, Alberta, Canada, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Purcell is delinquent in its periodic filings with the Commission, having not filed any annual reports since it filed a Form 20-F for the period ended December 31, 2002, which reported a net loss of over $25 million for the prior twelve months.

As discussed in more detail above, these eight Respondents are delinquent in their periodic filings with the Commission and have repeatedly failed to meet their obligations to file timely periodic reports. They have also failed to heed delinquency letters sent to them by the Division of Corporation Finance requesting compliance with their periodic filing obligations or, through their failure to maintain a valid address on file with the Commission as required by Commission rules, did not receive such letters.

Exchange Act Section 13(a) and the rules promulgated thereunder require issuers of securities registered pursuant to Exchange Act Section 12 to file with the Commission current and accurate information in periodic reports, even if the registration is voluntary under Section 12(g). Specifically, Rule 13a-1 requires issuers to file annual reports and Rule 13a-13 requires domestic issuers to file quarterly reports. Rule 13a-16 requires foreign private issuers to furnish quarterly and other reports to the Commission under cover of Form 6-K if they make or are required to make the information public under the laws of the jurisdiction of their domicile or in which they are incorporated or organized; if they file or are required to file information with a stock exchange on which their securities are traded and the information was made public by the exchange; or if they distribute or are required to distribute information to their security holders.

As a result of the foregoing, these eight Respondents failed to comply with Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 or 13a-16 thereunder.

IT IS ORDERED THAT, pursuant to Section 12(j) of the Securities Exchange Act of 1934, the registrations of each class of the registered securities of Planet Earth Recycling, Inc., Potomac Energy Corp., Power Plus Corp. (n/k/a PPC Capital Corp.), Precision Plastics Molding, Inc., Press Realty Advisors Corp., Prism Group, Inc., Promotional Concepts, Inc. (a/k/a Tartam, Inc.), and Purcell Energy Ltd. (n/k/a Point North Energy Ltd. and f/k/a Belair Energy Corp.) are revoked.

_____
James T. Kelly
Administrative Law Judge